Exhibit 99.1

Baozun Schedules 2021 Annual General Meeting of Shareholders

SHANGHAI, CHINA – April 14, 2021 – Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that it will hold its 2021 annual general meeting of shareholders on May 7, 2021, at 2:00 p.m., China Standard Time (or 2:00 a.m. on May 7, 2021, New York Time). The meeting will be held at Building B, No. 1268 Wanrong Road, Shanghai, People’s Republic of China.

Copies of the notice of 2021 annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, along with proxy statement, proxy form and voting card form are available on the Company’s investor relations website at http://ir.baozun.com.

Holders of record of the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), as of the close of business on Tuesday, April 13, 2021, Hong Kong time, will be eligible to attend and vote at the 2021 annual general meeting of shareholders. Holders of record of the Company’s American Depositary Shares (the “ADSs”) as of the close of business on Tuesday, April 13, 2021, New York Time, who wish to exercise their voting rights for the underlying Class A ordinary shares, par value US$0.0001 per share, must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company has filed its annual report for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) and with The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report) on April 12, 2021, New York Time. The annual report can be accessed on the Company’s investor relations website at http://ir.baozun.com as well as the website of the U.S. Securities and Exchange Commission at www.sec.gov (for the annual report on Form 20-F) and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com